650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

July 28, 2014

VIA EDGAR AND COURIER

Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F St NE

Mail Stop 3030

Washington, D.C. 20549

Re:	Otonomy, Inc.

Registration Statement on Form S-1

Submitted Confidentially on June 5, 2014 and June 18, 2014

Filed on July 11, 2014 and amended on July 28, 2014

File No. 333-197365

Dear Mr. Riedler:

This letter responds to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 28, 2014, to David A. Weber, Ph.D., President and Chief Executive Officer of Otonomy, Inc. (the “Company”), regarding the Registration Statement on Form S-1, File No. 333-197365 (the “Registration Statement”), filed by the Company on July 11, 2014.

This letter sets forth the comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following the comment, sets forth the Company’s response. Simultaneously with the filing of this letter, the Company is submitting via EDGAR Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment No. 1 to the Registration Statement”), responding to the Staff’s comment and updating the Registration Statement. We are enclosing a copy of Amendment No. 1 to the Registration Statement, together with a copy that is marked to show the changes from the Registration Statement.

11. Subsequent Events, page F-31

1. Please provide us a detailed analysis as to what consideration was given to recording a beneficial conversion feature for the preferred stock issuance on April 23, 2014, particularly given the anticipated IPO price.

Response:

The Company advises the Staff that it accounts for potentially beneficial conversion features under ASC 470-20, Debt with Conversion and Other Options. On April 23, 2014 (the “Commitment Date”), the Company raised $49.3 million of gross cash proceeds from the issuance of 145,073,529 shares of Series D convertible preferred stock (the “Series D”) at a purchase price of $0.34 per share (the “Conversion Price”), which was the price established resulting from arms’ length negotiations led by multiple new third-party investors. The Series D is convertible into shares of the Company’s common stock at a one-to-one ratio, including upon the closing of its proposed initial public offering (the “IPO”). The Company determined that the fair values of its common stock on November 30, 2013 and May 15, 2014 were $0.05 per share (the “November Valuation Price”) and $0.18 per share (the “May Valuation Price”), respectively. Therefore, the fair value of the common stock into which the Series D is convertible on the Commitment Date was between $0.05 and $0.18 per share.

On March 6, 2014, the Company’s board of directors concluded that no significant internal or external value-generating events had taken place between November 30, 2013 and March 6, 2014, and granted options to purchase shares of the Company’s common stock at the November Valuation Price. The significant internal and external events between March 6, 2014 and May 15, 2014 that increased the fair value of the Company’s common stock from $0.05 to $0.18 included the following:

•	On May 12, 2014, the Company held an organizational meeting for the IPO.

•	On May 8, 2014, the Company announced that it had completed its patient enrollment for its two Phase 3 trials of AuriPro,

Jeffrey P. Riedler, Assistant Director

United States Securities and Exchange Commission

July 28, 2014

the Company’s lead product candidate.

•	On April 23, 2014, the Company closed the sale and issuance of the Series D.

Since the events listed above that occurred in May 2014 had not yet occurred as of the Commitment Date, the fair value of the Company’s common stock on the Commitment Date is considered to be between $0.05 per share and $0.18 per share. As the fair value of the Company’s common stock on the Commitment Date was less than the Conversion Price, the Series D had no intrinsic value on the Commitment Date and no beneficial conversion feature existed.

The Company respectfully refers the Staff to the Company’s comment letter response dated July 23, 2014 for its estimated price range (including the midpoint of the price range (the “Midpoint Price”)) and a description of the events and factors (such as very significant regulatory and clinical events) that drive the difference between the Midpoint Price and the May Valuation Price, which are also applicable to the difference between the Midpoint Price and the Conversion Price.

Please note that the foregoing per-share amounts, and the other per-share amounts set forth in this letter, do not reflect the impact of an anticipated reverse stock split. The Company expects to include the price range, as adjusted for an anticipated reverse stock split, in a pre-effective amendment to the Registration Statement that would shortly precede the commencement of the Company’s road show process and the distribution of any preliminary prospectus relating to the IPO. We are providing this information to you supplementally to facilitate your review process.

* * *

Jeffrey P. Riedler, Assistant Director

United States Securities and Exchange Commission

July 28, 2014

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (650) 849-3223.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Tony Jeffries
Tony Jeffries

cc:	David A. Weber, Ph.D., President and Chief Executive Officer, Otonomy, Inc.

Paul E. Cayer, Chief Financial & Business Officer, Otonomy, Inc.

Kenneth Clark, Wilson Sonsini Goodrich & Rosati, P.C.

Daniel Koeppen, Wilson Sonsini Goodrich & Rosati, P.C.

Jennifer Knapp, Wilson Sonsini Goodrich & Rosati, P.C.

Charles Kim, Cooley LLP

Andrew Williamson, Cooley LLP

Judson Quiggle, Ernst & Young LLP